SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Engage Platform Selected by Number of Companies Worldwide, Dated November 6, 2014

99.2	Press Release: NICE Wins Hot Product Award for Public Safety Screen Logging Solution, Dated November 10, 2014

99.3	Press Release: Brazil’s AES Eletropaulo Deploys NICE Real-Time Solutions to Significantly Improve Operational Efficiency, Dated November 11, 2014

99.4	Press Release: NICE Robotic Automation Eliminates Back Office Drudgery for More Efficient Operations and Improved Customer Experience , Dated November 13, 2014

99.5	Press Release: NICE Positioned as a Leader by Gartner in the Magic Quadrant for Customer Engagement Center Workforce Optimization, Dated November 17, 2014

99.6	Press Release: NICE to Help Shape Global Standards for Customer Authentication as Newest Member of FIDO Alliance, Dated November 17, 2014

99.7	Press Release: NICE Once Again Recognized as the Leading Contact Center Workforce Optimization Vendor by DMG Consulting, Dated November 19, 2014

99.8	Press Release: NICE Introduces Voice of the Customer Feedback Hub with New Release of NICE Fizzback, Dated November 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated:	December 8, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Engage Platform Selected by Number of Companies Worldwide, Dated November 6, 2014

99.2	Press Release: NICE Wins Hot Product Award for Public Safety Screen Logging Solution, Dated November 10, 2014

99.3	Press Release: Brazil’s AES Eletropaulo Deploys NICE Real-Time Solutions to Significantly Improve Operational Efficiency, Dated November 11, 2014

99.4	Press Release: NICE Robotic Automation Eliminates Back Office Drudgery for More Efficient Operations and Improved Customer Experience, Dated November 13, 2014

99.5	Press Release: NICE Positioned as a Leader by Gartner in the Magic Quadrant for Customer Engagement Center Workforce Optimization, Dated November 17, 2014

99.6	Press Release: NICE to Help Shape Global Standards for Customer Authentication as Newest Member of FIDO Alliance, Dated November 17, 2014

99.7	Press Release: NICE Once Again Recognized as the Leading Contact Center Workforce Optimization Vendor by DMG Consulting, Dated November 19, 2014

99.8	Press Release: NICE Introduces Voice of the Customer Feedback Hub with New Release of NICE Fizzback, Dated November 24, 2014